Medical Billing Assistance, Inc.
709 S. Harbor City Blvd., Suite 250
Melbourne, FL 32901

March 8, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Michael McTiernan, Assistant Director

Re:	Medical Billing Assistance, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 15, 2012
File No. 000-53012

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated February 29, 2012 relating to the above-referenced preliminary information statement of Medical Billing Assistance, Inc. (the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

1.	Please provide us an analysis as to how you have complied with Item 14 of the proxy rules.

Response:

The Company has complied with Item 14 of the proxy rules as follows:

Under Item 14(b), the following information is required:

1. Summary term sheet. Please see page 4.

2. Contact information. Please see added disclosure on page 5, and the disclosure regarding contact information for FCHS Delaware on page 6.

3. Business conducted. A brief description of the general nature of the business conducted by the Company is provided on page 5.  A brief description of the general nature of the business conducted by FCHS Delaware is provided on page 6.

4. Terms of the transaction. Please see pages 5-11.

5. Regulatory approvals. Please see page 9.

6. Reports, opinions, appraisals. No report, opinion or appraisal materially related to the transaction has been received from an outside party.

7. Past contacts, transactions, or negotiations. Because no financial statements are presented or incorporated by reference in the information statement, this section is inapplicable.

With respect to Item 14(b)8-11 and (c), under instruction 4, such disclosures are not required if the transaction involves only the acquiring company and a wholly owned subsidiary, and does not involve a liquidation or a spin-off. As discussed with the Staff, FCHS Delaware has not issued any stock and thus technically is not a subsidiary of the Company; however, the substance of the transaction is the same as if FCHS Delaware were a subsidiary of the Company and thus such disclosures are not required.

2.	Please revise the information statement to include the disclosure required by Item 402 and Item 407 of Regulation S-K, or advise as to why you believe it is not applicable.

Response:

With respect to Item 402, the information statement previously disclosed that no executive compensation was paid in 2010 or 2009. Please see page 15. The information statement has been revised to provide executive compensation for 2011. Please see page 15.

With respect to Item 407 of Regulation S-K, the only parts of Item 407 that are triggered by the information statement are Item 407(e)(4) and 407(e)(5). Smaller reporting companies are not required to provide disclosure under Item 407(4) and 407(e)(5). Accordingly, no disclosure needs to be added with respect to Item 407.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Very Truly Yours,

By:	/s/ Chris Romandetti
Chief Executive Officer